Exhibit 21.1

GSI GROUP INC. SUBSIDIARIES

Subsidiary	Place of Incorporation
GSI Group Corporation	Michigan
GSI Group Japan Corporation	Japan
GSI Group Singapore Pte. Ltd.	Singapore
GSI Group GmbH	Germany
GSI Group Limited	United Kingdom
GSI Group UK Investments Holding Limited	United Kingdom
GSI Group Precision Technologies (Suzhou) Co., Ltd.	China
GSI Lumonics Asia Pacific Ltd.	Hong Kong
Excel Technology, Inc.	Delaware
Excel Technology (Lanka) Pvt. Ltd.	Sri Lanka
Excel Technology Asia Sdn. Bhd.	Malaysia
GSI Group Europe GmbH	Germany
GSI Applications Development Pvt. Ltd.	Sri Lanka
GSI Group Italy SRL	Italy
NDS Surgical Imaging, LLC	Delaware
NDS Holdings, BV	Netherlands
NDS Surgical Imaging BV	Netherlands
JADAK LLC	New York
JADAK Europe BV	Netherlands